Mail Stop 3561

February 11, 2008

DRS Technologies, Inc.
Richard A. Schneider- Chief Financial Officer
5 Sylvan Way
Parsippany, New Jersey, 07054

Re: **DRS Technologies, Inc.**
        Form 10-K for the year ended March 31, 2007
        Filed May 30, 2007
        Form 10-Q for the quarterly period ended September 30, 2007
        Filed November 9, 2007
        File No. 001-08533

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. We think you should filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended March 31, 2007

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

1. A portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes in results are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that operating income in the C4I segment increased in 2007 due, in part, to improved margins in the power systems business, but you do not quantify this factor nor analyze the underlying reason for the change. We believe your disclosures could be improved and made much more user-friendly and clear by:
   - increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
   - using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
   - refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
   - ensuring that all material factors are quantified and analyzed; and
   - quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

   We believe such changes will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management, which we believe should be the focus of these disclosures.

2. We note your discussion and analysis of costs of revenues and other operating expenses is limited to the context of operating income, which does not address your expenses directly. We believe your operating income disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of operating income) for each segment (including corporate). Further, we believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of revenues, such as direct and indirect costs, allocated general and administrative costs, independent research and development costs, and bid and proposal costs, as appropriate and to the extent material. In addition, where discussing changes in these significant components, please provide total amounts in addition to the changes to provide context to readers. As noted above, tables will help in this regard.

3. You state that higher revenues in the C4I segment were partially offset by the April 1, 2006 transfer of the Technical Services, Inc. operating unit to the Technical Services segment. Considering the requirement of paragraph 34 of SFAS 131 to reclassify reported information as a result of a change in the composition of reportable segments, please tell us why this transfer impacted the C4I segment's revenues.

Consolidated Statements of Earnings, page 64

4. Please revise to state separately the amount of cost of tangible goods sold and cost of services. In addition, please disclose in the notes to the financial statements the amount of selling, general, and administrative expenses allocated and not-allocated. Refer to Rule 5-03(b) of Regulation S-X.

Note 1- Summary of Significant Accounting Policies

M- Long-Lived Assets and Acquired Identifiable Intangible Assets, page 71

5. We note that you assign values to acquired intangible assets, as of the date of acquisition, based on estimates and judgments regarding expectations for cash flows over their lives, including the probability of expected future contract renewals and revenues. Please clarify for us whether this means you apply an expected cash flow approach, in which the amount or timing of various possible cash flows are assigned probabilities and weighted accordingly. In addition, please describe for us how you determine an appropriate discount rate to apply in computing the present value of those cash flows (i.e., the factors or elements on which your discount rate is based).

Note 2- Acquisitions, page 80

6. Please revise to disclose the amount of goodwill attributable to assembled workforce. Refer to paragraph 52(b) of SFAS 141. Additionally, please disclose the number of employees acquired.

Note 5- Inventories, page 87

7. Please revise to disclose your method of allocating general and administrative costs to contracts and your policy with regard to evaluation of the recoverability of deferred costs not currently allocable to contracts, if any.

Form 10-Q for the quarterly period ended September 30, 2007

Item 1- Financial Statements (Unaudited)

Notes to the Consolidated Financial Statements

Note 5- Inventories, page 10

8. You recorded a $36.8 million charge related to the Thermal Weapon Sights II ("TWS II") program redesign. This charge includes certain inventory write-offs and the cost of procuring new material following a design modification. In this regard, please provide us with the following information:

    - Whether the write-off of the "certain inventory" to which you refer is solely comprised of inventory directly related to the TWS II program;
    - Whether new materials charges are due to the fact that your TWS II program is a loss position. In this regard, also tell us whether you recorded or plan on recording charges related to additional labor costs needed to complete the program;
    - Whether there is a reasonable possibility that you may incur further losses;
    - A summary of how you determined your anticipated loss; and
    - When you became aware of the necessary design modifications.

    Please revise your future filings to clarify your current disclosures.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Richard A. Schneider- Chief Financial Officer
DRS Technologies, Inc.
February 11, 2008
Page 5

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief